DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.638.5043

June 14, 2012
VIA EDGAR

Securities and Exchange Commission
Attention: Erin Martin
100 F Street, NE
Washington, DC 20549

Re:        PICO Holdings, Inc.
Post-Effective Amendment to Registration Statement on Form S-3
File No. 333-173279
Ladies and Gentleman:
On behalf of PICO Holdings, Inc. (the “Company”), we are writing in response to questions raised in a telephone conference with Ms. Erin Martin of the staff of the Securities and Exchange Commission on June 13, 2012, with respect to the post-effective amendment to the Company's Registration Statement (No. 333-173279) on Form S-3 (the “Registration Statement”). As noted in the explanatory note contained in the June 6, 2012 filing of the post-effective amendment, the Company filed the post-effective amendment to convert the Registration Statement to a Form S-3 that is not automatically effective as a result of the Company not satisfying the market capitalization requirements to remain a well known seasoned issuer as of the time of the filing of the Company's Annual Report on Form 10-K for the fiscal ended December 31, 2011.
We have reviewed the guidance provided by the staff in Question 198.06 of the Compliance and Disclosure Interpretations under the Securities Act Rules (“CDI 198.06”) and Question 118.03 of the Compliance and Disclosure Interpretations under the Securities Act Forms (“CDI 118.03”).
The Company hereby confirms that it has not offered or sold any securities under the Registration Statement, including during the time following the Section 10(a)(3) update upon filing the Form 10-K. Because there were no ongoing offers or sales pending under the automatic shelf registration statement, the Company did not need to comply with the procedure outlined in CDI 198.06 to continue pending offers and sales of securities following the time when the Company would no longer be eligible for an automatic shelf offering under General Instruction I.D. of Form S-3. Instead, the Company followed the guidance in CDI 118.03 to amend the automatic shelf registration statement onto a form that the Company was eligible to use for future offers and sales.

If you have any further questions concerning this matter, please contact me at (858) 677-1443. Thank you for your assistance.
Very truly yours,
DLA Piper LLP (US)
Douglas J. Rein
Partner
Admitted in California

cc:    Maxim C.W. Webb, Executive Vice President
and Chief Financial Officer, PICO Holdings, Inc.